================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              IRT PROPERTY COMPANY
             (Exact Name of Registrant as Specified in Its Charter)


                GEORGIA                                  58-1366611
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                        200 GALLERIA PARKWAY, SUITE 1400
                             ATLANTA, GEORGIA 30339
              (Address and Zip Code of Principal Executive Offices)


If this form relates to the               If this form relates to the
registration of a class of securities     registration of a class of securities
pursuant to Section 12(b) of the          pursuant to section 12(g) of the
Exchange Act and is effective             Exchange Act and is effective
upon filing pursuant to General           upon filing pursuant to General
Instruction A.(c), please check the       Instruction A.(d), please check the
following box. [X]                        following box. [ ]



Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                        Name of Each Exchange on Which
     to be so Registered                        Each Class is to be Registered
   -----------------------                    ----------------------------------
COMMON STOCK PURCHASE RIGHTS                        NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of class)


================================================================================

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Board of Directors of IRT Property Company (the "Corporation") has declared a distribution of one common stock purchase right (a "Right") for each outstanding share of $1.00 par value common stock (the "Common Shares"), of the Corporation. The distribution is payable on August 31, 1998 to the shareholders of record at the close of business August 26, 1998 (the "Record Date"). The description and terms of the Rights are set forth in the Shareholder Protection Rights Agreement, as the same may be amended from time to time (the "Rights Agreement"), dated as of August 21, 1998 between the Corporation and SunTrust Bank, Atlanta, as Rights Agent (the "Rights Agent").

         Until the date on which certain events take place (the "Separation Time"), the Rights will be evidenced by the Common Share certificates and a Summary of Rights mailed to each holder of record on the Record Date. The term "Separation Time" means the close of business on the earlier of (a) the "Flip-in Date," which is defined as the tenth business day (or such earlier or later date as may be determined by the Board of Directors of the Corporation) following a public announcement by the Corporation that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Common Shares (collectively, an "Acquiring Person") or (b) the tenth business day (or such later date as may be determined by the Board of Directors of the Corporation) after the date on which any person or group of affiliated or associated persons commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by such Person of 15% or more of such outstanding Common Shares.

         The Rights Agreement provides that until the Separation Time, the Rights will be transferable only with the Common Shares. Until the Separation Time (or the earlier termination or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or the earlier termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Separation Time, and such separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Separation Time. After the Separation Time and prior to the Expiration Time, each Right (unless previously redeemed) will entitle the holder to purchase one Common Share at an exercise price of $40.00 (the "Exercise Price"), subject to adjustment as provided in the Rights Agreement. The Rights will expire on the Expiration Time, unless the Expiration Time is extended, or the Rights are earlier redeemed by the Corporation. The term "Expiration Time" is defined in the Rights Agreement and generally means August 31, 2008, unless the Rights are sooner exchanged or redeemed.

         The Exercise Price payable, and the number of outstanding Rights and the number of Common Shares issuable upon exercise of each Right, are subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions. consolidations or combinations of the Common Shares occurring, in any such case, prior to the Separation Time.

         If prior to the Separation Time, the Corporation distributes securities or assets in exchange for Common Shares (other than regular cash dividends or a dividend paid solely in Common Shares) whether by dividend, reclassification or otherwise, the Corporation shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

         At a Flip-in Date, Rights owned by the Acquiring Person or any affiliate or associate thereof or any transferee thereof will automatically become void and, subject to the Exchange Option summarized below, each other Right will automatically become a right to buy, for the Exercise Price, that number of Common Shares, or at the Board's discretion, cash, debt or other securities having a market value of twice the Exercise Price. If any person or group acquires beneficial ownership of 15% or more of the outstanding Common Shares without any intent to acquire or affect control of the Corporation, that acquisition will not result in a Flip-in Date if such acquiror immediately enters into an irrevocable commitment to promptly divest, and thereafter promptly divests sufficient Common Shares so that such 15% or greater beneficial ownership ceases. After a Flip-in Date occurs, the Corporation may not consolidate or merge with or sell 50% or more of its assets or earning power to any person if the Corporation's Board of Directors is controlled by the Acquiring Person, unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

         At any time after a Flip-in Date and prior to the time a person or group of persons become the beneficial owner of more than 50% of the outstanding Common Shares, the Board of Directors of the Corporation may elect to exchange all of the outstanding Rights (other than Rights owned by such person or group which have become void) for Common Shares at an exchange ratio (subject to adjustment) of one Common Share per Right (the "Exchange Option").

         At any time prior to a Flip-in Date, the Board of Directors of the Corporation may redeem the Rights for $.001 per Right. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate.

         The Corporation and the Rights Agent may amend the Rights Agreement in any respect prior to the occurrence of a Flip-in Date. Thereafter, the Corporation and the Rights Agent may amend the Rights Agreement in any respect which shall not materially adversely affect the interests of holders of Rights generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated August 21, 1998, and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

         ITEM 2.  EXHIBITS.

         1. Shareholder Protection Rights Agreement, dated as of August 21, 1998, between IRT Property Company and SunTrust Bank (which includes as Exhibit A thereto the Form of Right Certificate), incorporated herein by reference to Exhibit 99.1 of IRT Property Company's Form 8-K dated August 21, 1998.

         2. Press release dated August 21, 1998, incorporated herein by reference to Exhibit 99.2 of IRT Property Company's Form 8-K dated August 21, 1998.


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    IRT PROPERTY COMPANY



Date: August 21, 1998               By: /s/ Mary M. Thomas
                                        ----------------------------------------
                                        Mary M. Thomas
                                        Executive Vice President and Chief
                                        Financial Officer






                                      -3-